February 16, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Matthew Derby

Re:       Grey Cloak Tech Inc.

Preliminary Proxy Statement on Schedule 14A

Filed February 6, 2018

File No. 000-55572

Dear Mr. Derby:

The following responses of Grey Cloak Tech Inc. (the “Company,” “we” or “us”) are being provided in response to oral comments received via telephone on February 15, 2018, regarding the above-listed Preliminary Proxy Statement on Schedule 14A for the Company.

You asked why we did not provide disclosure pursuant to Items 11, 13 and 14 for Proposal No. 2 of the proxy statement. As you noted, we have had a recent acquisition where we issued shares of our convertible preferred stock to the owners of Eqova Life Sciences (“Eqova”) in exchange for full ownership of Eqova. In Proposal No. 2 of the proxy statement, we explained that we need to increase our authorized shares of common stock to give us enough room to accommodate both future funding needs and the conversion of the preferred stock issued to the owners of Eqova.

Item 14 of Schedule 14A

The Eqova transaction was completed on October 17, 2017. On that date, we had no more than 133,927,876 shares of common stock outstanding. If all of the preferred shares issued to the owners of Eqova and management were converted on that date, we would have been required to issue approximately 535,711,504 shares of common stock, bringing the total of outstanding common stock to approximately 669,639,380 shares. This is well within the 1,000,000,000 shares of authorized common stock, and completion of the Eqova transaction did not depend on an increase in the authorized common stock or any action by shareholders. Therefore, no additional authorized shares were necessary to complete the Eqova transaction, which is unrelated to Proposal No. 2 of the proxy statement.

Furthermore, only half of the shares issued to the Eqova shareholders were vested when issued, and only half remain vested as of today. The other half will vest upon the earliest date of Eqova’s achievement of one of the following: (i) $100,000 of gross sales per month for three consecutive months, or (ii) $300,000 of gross sales in any calendar quarter. Any shares that remain unvested on October 17, 2019 will be repurchased by the Company at a price of $0.01 per share. Unvested shares cannot be converted. These shares may never vest.

Since the Eqova transaction, we have had to seek financing from various sources to continue our operations. We have issued convertible notes to various investors in multiple transactions. As these notes have been issued and converted, our outstanding shares of common stock have increased to 349,324,782 as of February 5, 2018. As a result, we have reached a point where we need to have more authorized shares to allow us to pursue various financing options.

We anticipate needing to find other investors for the foreseeable future until our operations can sustain our cash flow needs. However, we do not have any current arrangements with investors for sales of our securities. As needed, we usually reach out privately to various investors we have worked with in the past. We anticipate doing the same in the near future, but we do not know the timing, type and amount of securities we will need to sell in these private transactions.

It is our position that we do not need to provide the disclosures required by Item 14 of Schedule 14A because no action is to be taken with respect to the transactions listed in Item 14(a) of Schedule 14A. The Eqova transaction was completed last October, and no additional authorized shares were needed to complete that transaction or to allow for conversion of the convertible preferred stock issued in that transaction. In addition, we have no plans to use the increased amount of unissued shares to engage in any acquisition or other transaction upon which our shareholders will not have the opportunity to separately vote.

To clear up any ambiguity, we will revise the definitive proxy statement to better explain what has happened and why we need additional authorized shares. Specifically, the third paragraph under Proposal No. 2 will be amended and restated as follows:

“As a general matter, the Board of Directors does not believe the currently available number of unissued shares of Common Stock is an adequate number of shares to assure that there will be sufficient shares available for issuance in connection with possible future acquisitions, equity and equity-based financings, possible future awards under employee benefit plans, stock dividends, stock splits, and other corporate purposes. Our recent acquisition of Eqova Life Sciences required the use of our Preferred Stock in order to complete the acquisition, and most of our currently remaining authorized shares of common stock must remain available for conversions of the Preferred Stock. This has left us with no more additional authorized shares to pursue future equity financing. Therefore, the Board of Directors approved the increase in authorized shares of Common Stock as a means of providing the Company with the flexibility to act with respect to any future issuances of Common Stock or securities exercisable for, or convertible into, Common Stock in circumstances which they believe will advance the interests of the Company and its shareholders without the delay of seeking an amendment to the Certificate of Incorporation at that time.”

Items 11 and 13 of Schedule 14A

Proposal No. 2 requests shareholder approval to increase our authorized common stock. We are seeking approval for this in anticipation of future financing needs, but we have no present plan, agreement or arrangement to issue these shares. We have also provided the necessary disclosure pursuant to Item 11 of Schedule 14A.

With respect to the disclosure set forth in Item 13, we believe that such disclosure is not required. Instruction 1 to Item 13 provides that the disclosure otherwise required under Item 13(a) is not required when “the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction.” In addition, Interpretation No.41 of the Manual of Publicly Available Telephone Interpretations indicates that “a proxy statement seeking shareholder approval of an increase in authorized common shares… would not require the inclusion or incorporation of financial statements.”

We confirm that the shares sought to be authorized in Proposal No. 2 are not going to be issued in connection with an exchange, merger, consolidation, acquisition or similar transaction.

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Thank you for your time and attention to this matter. Should you have any questions, please contact our counsel, Brian Lebrecht, at (801) 433-2453.

Very truly yours,

/s/ William Bossung

William Bossung

Chief Financial Officer